[DreamWorks Animation SKG, Inc. Letterhead]

July 18, 2005

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC 20549

Attn: Mat Bazley

Re:	DreamWorks Animation SKG, Inc. Registration Statement on Form S-1
(Commission File No. 333-123604) Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-123604 (the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 28, 2005.

The Registrant has been informed by certain of its principal shareholders that they do not intend to proceed with the proposed transaction at this time. The principal shareholders advised the Registrant that they expect to revisit a potential offering when market conditions warrant a transaction. The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement.

Accordingly, we request that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at DreamWorks Animation SKG, Inc., Grandview Building, 1000 Flower Street, Glendale, California, 91201.

If you have any questions regarding the foregoing application for withdrawal, please contact Faiza J. Saeed at Cravath, Swaine & Moore LLP at (212) 474-1454.

Sincerely, DreamWorks Animation SKG, Inc.

by:	/s/ Kristina M. Leslie
Kristina M. Leslie Chief Financial Officer